

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

<u>Via E-Mail</u>
Pete Pheffer
Chief Financial Officer
Presidential Life Corporation
69 Lydecker Street
Nyack, NY

> **Re: Presidential Life Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 5, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **File No. 000-05486**

Dear Mr. Pheffer:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief